ATTACHMENTS FOR N-SAR
FOR THE PERIOD COMMENCING 1-1-05 AND ENDED
6-30-05


Security Capital Real Estate Mutual Funds
Incorporated
the Trust

SUBITEM 77C

On January 20, 2005, Security Capital U.S.
Real Estate
hares
 the Fund held a Special Meeting of its
shareholders,
which was adjourned and reconvened on
February 3, 2005.
The meeting was held for the purpose of
approving an
Agreement
and Plan of Reorganization the Reorganization hereby all of the assets and liabilities of the Fund were acquired by

The One Group Real Estate Fund which was later
renamed
the JPMorgan U.S. Real Estate Fund as of
February 19, 2005.
The Reorganization was approved by the Fund
 shareholders.
The results of the shareholder voting on the
Reorganization
were 9,255,499 in favor, 434,709 against and
341,655
abstaining.